September 5, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker Kevin Woody Evan Ewing Jay Ingram

Re:	Carbon Revolution Public Limited Company Registration Statement on Form F-4, as amended File No. 333-270047

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Carbon Revolution Public Limited Company (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-270047), as amended (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on September 6, 2023, or as soon as practicable thereafter. The Company hereby authorizes Jocelyn Arel and Jeffrey A. Letalien of Goodwin Procter LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Jocelyn Arel at +1 (617) 570-1067 or  Jeffrey A. Letalien at +1 (212) 459-7203 and that such effectiveness also be confirmed in writing.

Please do not hesitate to contact Jocelyn Arel at +1 (617) 570-1067 or jarel@goodwinlaw.com or Jeffrey A. Letalien at +1 (212) 459-7203 or jletalien@goodwinlaw.com with any questions or comments with respect to this letter.

Very truly yours,

Carbon Revolution Public Limited Company

/s/ David Nock
Name: David Nock
Title: General Counsel of Carbon Revolution Ltd.

cc:	Jacob Dingle, Carbon Revolution Ltd.

Jocelyn Arel, Esq., Goodwin Procter LLP
Jeffrey A. Letalien, Esq., Goodwin Procter LLP
Alexander Mackinnon, Esq., Herbert Smith Freehills
Connor Manning, Esq., Arthur Cox LLP
Christian Nagler, Esq., Kirkland & Ellis LLP
Peter Seligson, Esq., Kirkland & Ellis LLP